                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     ------------
                                     SCHEDULE 13D
                                    (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                        13d-1(a) AND AMENDMENTS THERETO FILED
                              PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)(1)

                             Aftermarket Technology Corp.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     008318 10 7
--------------------------------------------------------------------------------
                                    (CUSIP Number)

        Joseph Salamunovich, 1 Oak Hill Center, Suite 400, Westmont, IL  60559
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   January 25, 1999
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                            (Continued on following pages)


                                 (Page 1 of 32 Pages)

--------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                    Page 2 of 32 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Aurora Equity Partners L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          / /

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER

   SHARES           6,971,061
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          2,956,475
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

 REPORTING          6,971,061
               -----------------------------------------------------------------
  PERSON       10   SHARED DISPOSITIVE POWER

   WITH             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,927,536
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                    Page 3 of 32 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Aurora Overseas Equity Partners I, L.P.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          / /

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER

   SHARES           1,112,917
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          2,956,475
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

 REPORTING          1,112,917
               -----------------------------------------------------------------
  PERSON       10   SHARED DISPOSITIVE POWER

   WITH             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,069,392
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                    Page 4 of 32 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Aurora Capital Partners L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          / /

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER

   SHARES           6,971,061
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          2,956,475
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

 REPORTING          6,971,061
               -----------------------------------------------------------------
  PERSON       10   SHARED DISPOSITIVE POWER

   WITH             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,927,536
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                    Page 5 of 32 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Aurora Overseas Capital Partners L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          / /

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER

   SHARES           1,112,917
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          2,956,475
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

 REPORTING          1,112,917
               -----------------------------------------------------------------
  PERSON       10   SHARED DISPOSITIVE POWER

   WITH             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,069,392
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                    Page 6 of 32 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Aurora Advisors, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          / /

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER

   SHARES           6,971,061
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          2,956,475
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

 REPORTING          6,971,061
               -----------------------------------------------------------------
  PERSON       10   SHARED DISPOSITIVE POWER

   WITH             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,927,536
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                    Page 7 of 32 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Aurora Overseas Advisors, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          / /

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER

   SHARES           1,112,917
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          2,956,475
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

 REPORTING          1,112,917
               -----------------------------------------------------------------
  PERSON       10   SHARED DISPOSITIVE POWER

   WITH             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,069,392
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                    Page 8 of 32 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard R. Crowell
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          / /

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          11,040,453
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

 REPORTING          69,998
               -----------------------------------------------------------------
  PERSON       10   SHARED DISPOSITIVE POWER

   WITH             8,083,978
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,040,453
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                    Page 9 of 32 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gerald L. Parsky
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          / /

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          11,040,453
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

 REPORTING          137,676
               -----------------------------------------------------------------
  PERSON       10   SHARED DISPOSITIVE POWER

   WITH             8,083,978
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,040,453
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 10 of 32 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard K. Roeder
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          / /

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          11,040,453
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

 REPORTING          39,434
               -----------------------------------------------------------------
  PERSON       10   SHARED DISPOSITIVE POWER

   WITH             8,083,978
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,040,453
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 11 of 32 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Trustees of General Electric Pension Trust
     I.R.S. #14-6015763
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          / /

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          2,038,152
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

 REPORTING          0
               -----------------------------------------------------------------
  PERSON       10   SHARED DISPOSITIVE POWER

   WITH             2,038,152
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,038,152
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     EP
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 12 of 32 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     General Electric Investment Corporation, as Investment Manager
     to GEPT (as defined below)
     I.R.S. #22-2152310
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          / /

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          2,038,152
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

 REPORTING          0
               -----------------------------------------------------------------
  PERSON       10   SHARED DISPOSITIVE POWER

   WITH             2,038,152
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,038,152
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 13 of 32 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     General Electric Company
     I.R.S. #14-0689340
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          / /

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          Disclaimed (See 11 below)
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

 REPORTING          0
               -----------------------------------------------------------------
  PERSON       10   SHARED DISPOSITIVE POWER

   WITH             Disclaimed (See 11 below)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Beneficial ownership of all shares disclaimed by General Electric Company
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     N/A
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 14 of 32 Pages
-----------------------------                      -----------------------------


Item 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Aftermarket Technology Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1 Oak Hill Center, Suite 400, Westmont, IL 60559.

Item 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is being filed by Aurora Equity Partners L.P., a Delaware limited partnership ("AEP"), Aurora Overseas Equity Partners I, L.P., a Cayman Islands exempted limited partnership ("AOEP"), Aurora Capital Partners L.P., a Delaware limited partnership ("ACP"), Aurora Overseas Capital Partners L.P., a Cayman Islands exempted limited partnership ("AOCP"), Aurora Advisors, Inc., a Delaware corporation ("AAI"), Aurora Overseas Advisors, Ltd., a Cayman Islands exempted company ("AOAL"), Richard
R. Crowell, a United States citizen ("Crowell"), Gerald L. Parsky, a United States citizen ("Parsky"), Richard K. Roeder, a United States citizen ("Roeder"), the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT"), its investment manager, General Electric Investment Corporation, a Delaware corporation and a wholly owned subsidiary of General Electric Company ("GEIC"), and General Electric Company, a New York corporation ("GE"). AEP, AOEP, ACP, AOCP, AAI, AOAL, Crowell, Roeder, Parsky, GEPT, GEIC and GE are collectively referred to herein as the "Reporting Persons." Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

          The principal business of AEP and AOEP is that of a private investment partnership. The general partner of AEP is ACP, whose general partner is AAI. The general partner of AOEP is AOCP, whose general partner is AOAL. AEP and AOEP are hereinafter referred to as the "Aurora Partnerships."

          Crowell, Parsky and Roeder are the sole stockholders and directors of AAI and AOAL and are limited partners of ACP and AOCP and may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by AEP and AOEP. Each of such individual's primary occupation is as a managing director of ACP. For information with respect to the identity and principal occupation of each executive officer of AAI, see Schedule A attached hereto and incorporated by reference herein. AOAL has no executive officers.

          The principal business of GEPT is as a pension trust organized for the benefit of certain employees of General Electric Company. With limited exceptions, GEPT has irrevocably agreed to vote all shares held by it in such manner as the Aurora Partnerships shall determine, to such extent as its fiduciary duties under the Employee Retirement Income Security Act of 1974 shall allow. This provision terminates upon the transfer of such shares. GEIC is a registered investment advisor and acts as investment manager to GEPT and thus shares in GEPT's voting and dispositive power. GEIC is a wholly owned subsidiary of GE and GE reports whenever GEIC reports, although it disclaims beneficial ownership of any and all shares held by GEPT. GEPT, GEIC and GE are hereinafter referred to as the "GE Entities."

          Certain stockholders of the Issuer, including GEPT, have granted to the Aurora Partnerships an irrevocable proxy pursuant to which the Aurora Partnerships can vote the shares subject to the proxy in such manner as the Aurora Partnerships shall determine in their respective sole and absolute discretion. See Item 6 ("Stockholders Agreement") for additional information concerning the terms of the irrevocable proxy.

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 15 of 32 Pages
-----------------------------                      -----------------------------

          The principal business and office address of AEP, ACP and AAI is 1800 Century Park East, Suite 1000, Los Angeles, CA 90067. The principal business and office address of AOEP, AOCP and AOAL is West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I. The principal business and office address of Messrs. Crowell, Parsky and Roeder is Aurora Capital Partners L.P., 1800 Century Park East, Suite 1000, Los Angeles, CA 90067. The principal business and office address of GEPT is c/o General Electric Investment Corporation, 3003 Summer Street, Stamford, CT 06905, Attn: Michael Pastore, Esq., the principal business and office address of GEIC is 3003 Summer Street, Stamford, CT 06905, Attn: Michael Pastore, Esq., and the principal business and office address of GE is 3135 Easton Turnpike, Fairfield, CT 06431.

     See Schedule B attached hereto and incorporated by reference herein for information with respect to the identity and principal occupation of each (i) executive officer and director of GE (ii) Trustee of GEPT and (iii) executive officer and director of GEIC.

     Except as set forth below, during the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules A or B has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     HER MAJESTY'S INSPECTORATE OF POLLUTION V. IGE MEDICAL SYSTEMS LIMITED (St. Albans Magistrates Court, St. Albans, Hersfordshire, England, Case No. 04/00320181).

     In April, 1994, General Electric Medical System's U.K. subsidiary, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England, facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered
 ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

     At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of L5,000 and assessed costs of L5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

     All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules A or B are United States citizens, except that Paolo Fresco, Director of GE, is a citizen of Italy, Claudio X. Gonzalez, Director of GE, is a citizen of Mexico,

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 16 of 32 Pages
-----------------------------                      -----------------------------

Andrea Jung, Director of GE, is a citizen of Canada, and G. S. Malm, Senior Vice President of GE, is a citizen of Sweden.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As of December 20, 1998, AEP owned 6,651,808 shares of Common Stock and AOEP owned 1,061,870 shares of Common Stock. As more fully described in
Item 5(c) hereof, from December 21, 1998 to January 29, 1999, AEP utilized an aggregate of $2,518,759.85 of its working capital to purchase an aggregate of 319,253 shares of Common Stock. From December 21, 1998 to January 29, 1999, AOEP utilized an aggregate of $402,655.90 of its working capital to purchase an aggregate of 51,047 shares of Common Stock. The working capital was provided by capital contributions to AEP and AOEP from their respective general and limited partners. On December 21, 1998 Parsky utilzed an aggregate of $325,835 of his personal funds to purchase an aggregate of 50,000 shares of Common Stock. On December 21, 1998, Roeder utilized an aggregare of $162,917.50 of his personal funds to purchase an aggregate of 25,000 shares of Common Stock.

Item 4.   PURPOSE OF TRANSACTION.

          AEP and AOEP have commenced a program through Morgan Stanley Dean Witter for the purchase of up to 2.2 million shares of the Company's common stock (the "Purchase Program"). The shares of Common Stock purchased by AEP, AOEP, Parsky and Roeder through the Purchase Program have been acquired for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer. The Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

          Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b) As of January 29, 1999, AEP, ACP and AAI may be deemed to beneficially own 9,927,536 shares of Common Stock, representing approximately 49.1% of the total outstanding shares of Common Stock (based on the number of shares of the Issuer's Common Stock outstanding as of October 31, 1998, as reported in the Issuer's Form 10Q). AEP, ACP and AAI have sole voting and dispositive power with respect to 6,971,061 shares of Common Stock and shared voting power with respect to 2,956,475 shares of Common Stock.

          As of the same date, AOEP, AOCP and AOAL may be deemed to beneficially own 4,069,392 shares of Common Stock, representing approximately 20.1% of the total outstanding shares of Common Stock. AOEP, AOCP and AOAL have sole voting and dispositive power with respect to 1,112,917 shares of Common Stock and shared voting power with respect to 2,956,475 shares of Common Stock.

          Of the 2,956,475 shares for which AEP, AOEP, ACP, AOCP, AAI and AOAL have shared voting power, 2,038,152 shares are owned by GEPT and 918,323 shares are subject to an irrevocable proxy granted to AEP and AOEP by certain holders of Common Stock, including Crowell, Parsky and Roeder, certain other limited partners of AEP and certain affiliates of a limited partner of AOEP. The proxy terminates upon the transfer of such shares.

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 17 of 32 Pages
-----------------------------                      -----------------------------

          As of the same date, Messrs. Crowell, Parsky and Roeder may be deemed to each beneficially own 11,040,453 shares of Common Stock, representing approximately 54.6% of the total outstanding shares of Common Stock. Messrs. Crowell, Parsky and Roeder have shared voting power with respect to 11,040,453 shares of Common Stock and shared dispositive power with respect to 8,083,978 shares of Common Stock, and sole dispositive power with respect to 69,998, 137,676 and 39,434 shares of Common Stock, respectively. Of the 11,040,453 shares for which Crowell, Parsky and Roeder have shared voting power, 6,971,061 shares are owned by AEP, 1,112,917 shares are owned by AOEP, 2,038,152 shares are owned by GEPT and 918,323 shares are subject to an irrevocable proxy granted to AEP and AOEP by certain holders of Common Stock, including Crowell, Parsky and Roeder, certain other limited partners of AEP and certain affiliates of a limited partner of AOEP. The proxy terminates upon the transfer of such shares. Of the 8,083,978 shares for which Crowell, Parsky and Roeder have shared dispositive power, 6,971,061 shares are owned by AEP and 1,112,917 shares are owned by AOEP.

          As of the same date, Mr. Frederick J. Elsea, III, Chief Financial Officer of AAI and ACP, may be deemed to beneficially own 20,160 shares of Common Stock, representing approximately 0.1% of the total outstanding shares of Common Stock. Mr. Elsea has sole voting and dispositive power with respect to the 20,160 shares of Common Stock.

          As of the same date, GEPT and GEIC may be deemed to beneficially own 2,038,152 shares of Common Stock, representing approximately 10.1% of the total outstanding shares of Common Stock. GEPT and GEIC have shared voting and dispositive power with respect to 2,038,152 shares of Common Stock. GE disclaims beneficial ownership of any and all shares held by GEPT.

          (c) Pursuant to the Purchase Program, AEP acquired a total of 319,253 shares of Common Stock through open market purchases as follows:

           NO. OF SHARES                   DATE ACQUIRED
           -------------                   -------------
               64,673                      Dec. 21, 1998
                4,312                      Dec. 23, 1998
                2,156                      Dec. 28, 1998
               25,869                      Dec. 29, 1998
                4,312                      Dec. 30, 1998
                4,312                      Jan. 04, 1999
               12,935                      Jan. 08, 1999
                9,485                      Jan. 11, 1999
               49,450                      Jan. 13, 1999
               20,468                      Jan. 14, 1999
               21,500                      Jan. 15, 1999
               10,750                      Jan. 19, 1999
               24,080                      Jan. 21, 1999
               23,220                      Jan. 22, 1999
               30,537                      Jan. 25, 1999
               11,194                      Jan. 29, 1999

          Pursuant to the Purchase Program, AOEP acquired a total of 51,047 shares of Common Stock through open market purchases as follows:

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 18 of 32 Pages
-----------------------------                      -----------------------------

           NO. OF SHARES                   DATE ACQUIRED
           -------------                   -------------
               10,327                      Dec. 21, 1998
                  688                      Dec. 23, 1998
                  344                      Dec. 28, 1998
                4,131                      Dec. 29. 1998
                  688                      Dec. 30, 1998
                  688                      Jan. 04, 1999
                2,065                      Jan. 08, 1999
                1,515                      Jan. 11, 1999
                8,050                      Jan. 13, 1999
                3,332                      Jan. 14, 1999
                3,500                      Jan. 15, 1999
                1,750                      Jan. 19, 1999
                3,920                      Jan. 21, 1999
                3,780                      Jan. 22, 1999
                4,463                      Jan. 25, 1999
                1,806                      Jan. 29, 1999

          Pursuant to the Purchase Program, Roeder acquired 25,000 shares of Common Stock through an open market purchase on December 21, 1998.

          Pursuant to that Purchase Program, Parsky acquired 50,000 shares of Common Stock through an open market purchase on December 21, 1998.

          (d) The right to receive distributions, and proceeds from the sale of the 6,971,061 and 1,112,917 shares of Common Stock held of record by AEP and AOEP, respectively, is governed by their respective limited partnership agreements, and such distributions or proceeds may be made with respect to the general and limited partnership interests in AEP and AOEP.

          (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Stockholders Agreement. AEP, AOEP, GEPT and Messrs. Crowell, Parsky and Roeder are parties to that certain Stockholders Agreement, dated August 2, 1994, among Aftermarket Technology Holdings Corp. (the predecessor-in-interest to the Issuer), and certain of its stockholders, optionholders and warrant holders (as amended to date, the "Stockholders Agreement"). Under the Stockholders Agreement, certain stockholders of the Issuer, including GEPT, have granted to the Aurora Partnerships an irrevocable proxy pursuant to which the Aurora Partnerships can vote the shares subject to the proxy in such manner as the Aurora Partnerships shall determine in their respective sole and absolute discretion. The aggregate number of shares subject to such irrevocable proxy is approximately 918,323 shares, or 4.5% of the total outstanding shares of Common Stock. Each proxy terminates upon the earlier to occur of the transfer of the subject shares or July 31, 2004. In addition, the parties to the Stockholders Agreement have agreed to provide the Issuer with written notice prior to any proposed transfer of their shares of Common Stock.

          The Stockholders Agreement also provides that if, after the Aurora Partnerships distribute their shares of Common Stock to their limited partners, any such limited partner holds 10% or more of the outstanding Common Stock, such limited partner (the "Demand Holder") will have the right to require the Issuer to use its best efforts to file a registration statement under

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 19 of 32 Pages
-----------------------------                      -----------------------------

the Securities Act of 1933, as amended (the "Securities Act"), covering the resale of the Demand Holder's shares in an underwritten offering. If following such offering the Demand Holder still holds 10% or more of the outstanding Common Stock, the Demand Holder will have one additional "demand" registration right.

          The Issuer will bear all expenses incident to any registration effected pursuant to the Stockholders Agreement, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act.

          In connection with a December 1996 private placement to GEPT, the Issuer granted a "demand" registration right to GEPT. Such registration right covers the 955,794 shares issued in the private placement as well as 300,000 shares of Common Stock owned by GEPT prior to the private placement. Pursuant to this registration right, GEPT may, subject to certain limitations, require the Issuer to use its best efforts to file a registration statement under the Securities Act covering the resale of such shares of Common Stock. In addition, GEPT was granted a "piggyback" registration right to include such shares on a pro rata basis in any registration effected for the account of any person exercising a contractual "demand" registration right granted by the Issuer in the future. All fees, costs and expenses of such registration (other than underwriting discounts and commissions) will be borne by the Issuer. GEPT and any underwriters through whom shares are sold on behalf of GEPT will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act. GEPT's registration rights may not be exercised until after December 20, 1999.

          The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is included as an exhibit hereto and incorporated herein by reference.

          Management Services Agreement. The Issuer also pays to ACP a base annual management fee of approximately $540,000 for advisory and consulting services pursuant to a written management services agreement (the "Management Services Agreement"). ACP is also entitled to reimbursements from the Issuer for all of its reasonable out-of-pocket costs and expenses incurred in connection with the performance of its obligations under the Management Services Agreement. The base annual management fee is subject to increase, at the discretion of the disinterested members of the Issuer's Board of Directors, by up to an aggregate of $250,000 in the event the Issuer consummates one or more significant corporate transactions. The base annual management fee has not been increased as a result of any of the Issuer's acquisitions. The base annual management fee is also subject to increase for specified cost of living increases pursuant to which the base annual management fee was most recently increased in July 1997 from $530,000. If the Issuer's EBITDA in any year exceeds management's budgeted EBITDA by 15.0% or more for that year, ACP will be entitled to receive an additional management fee equal to one half of its base annual management fee for such year. Because the Issuer's EBITDA did not exceed management's budgeted EBITDA by 15.0% in 1998, ACP did not receive this additional management fee in 1998. In the event the Issuer consummates any significant acquisitions or dispositions, ACP will be entitled to receive a closing fee from the Issuer equal to 2.0% of the first $75.0 million of the acquisition consideration (including debt assumed and current assets retained) and 1.0% of acquisition consideration (including debt assumed and current assets retained) in excess of $75.0 million.

          Notwithstanding the foregoing, no payment will be made to ACP pursuant to the Management Services Agreement at any time that certain events of default shall have occurred

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 20 of 32 Pages
-----------------------------                      -----------------------------

and be then continuing under any of the Indentures governing the Issuer's 12% Senior Subordinated Notes due 2004 or the Issuer's bank credit facility. The Management Services Agreement also provides that the Issuer shall provide ACP and its directors, employees, partners and affiliates with customary indemnification against all actions not involving gross negligence or willful misconduct.

          The base annual management fee payable to ACP will be reduced as the collective beneficial ownership of Common Stock by the Aurora Partnerships declines below 50% as follows: for any period during which the collective beneficial ownership of the Aurora Partnerships is less than 50% but at least 40%, the base annual management fee payable for the period will be 80% of the original base annual management fee (as such original base annual management fee may previously have been adjusted due to discretionary increases by the Board of Directors or cost of living increases as described above, the "Original Fee"); for any period during which the Aurora Partnerships' collective beneficial ownership is less than 40% but at least 30%, the base annual management fee payable for the period will be 60% of the Original Fee; and for any period during which the collective beneficial ownership of the Aurora Partnerships is less than 30% but at least 20%, the base annual management fee payable for the period will be 40% of the Original Fee. If the Aurora Partnerships' collective beneficial ownership declines below 20%, the Management Services Agreement will terminate. Effective May 1, 1998, the Management Services Agreement was assigned by ACP to Aurora Management Partners LLC, a Delaware limited liability company.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (a) Stockholders Agreement, dated as of August 2, 1994, among Aftermarket Technology Holdings Corp. (the predecessor-in-interest to the Issuer), and certain of its stockholders, optionholders and warrant holders (the Stockholders Agreement) (previously filed as Exhibit 10.1 to the Issuer's Registration Statement on Form S-4 filed on November 30, 1994, Commission File No. 33-86838, and incorporated herein by this reference)

          (b) Amendment No. 1 to the Stockholders Agreement, dated as of June 24, 1996 (previously filed as Exhibit 10.38 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 filed on November 6, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

          (c) Amendment No. 2 to the Stockholders Agreement, dated as of October 24, 1996 (previously filed as Exhibit 10.39 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 filed on November 6, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

          (d) Amendment No. 3 to Stockholders Agreement, dated as of December 4, 1996 (previously filed as Exhibit 10.4 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference)

          (e) Amendment No. 4 to Stockholders Agreement, dated as of December 16, 1996 (previously filed as Exhibit 10.5 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference)

          (f) Amended and Restated Management Services Agreement, dated as of November 18, 1996, by and among the Issuer, the Issuer's subsidiaries, and Aurora Capital Partners L.P. (previously filed as Exhibit 10.4 to

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 21 of 32 Pages
-----------------------------                      -----------------------------

               Amendment No. 4 to the Issuer's Registration Statement on Form S-1 filed on October 25, 1996, Commission File
               No. 333-5597, and incorporated herein by this reference)

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 22 of 32 Pages
-----------------------------                      -----------------------------


                                     SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AURORA EQUITY PARTNERS L.P.

By:  Aurora Capital Partners L.P.,
     its general partner

By:  Aurora Advisors, Inc.,
     its general partner

By: /s/ RICHARD K. ROEDER                         March 1, 1999
   --------------------------------------
     Richard K. Roeder, Vice President


AURORA OVERSEAS EQUITY
PARTNERS I, L.P.

By:  Aurora Overseas Capital Partners L.P.,
     its general partner

By:  Aurora Overseas Advisors, Ltd.,
     its general partner

By: /s/ RICHARD K. ROEDER                         March 1, 1999
   --------------------------------------
        Richard K. Roeder, Director


AURORA CAPITAL PARTNERS L.P.

By:  Aurora Advisors, Inc.,
     its general partner

By: /s/ RICHARD K. ROEDER                         March 1, 1999
   --------------------------------------
     Richard K. Roeder, Vice President

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 23 of 32 Pages
-----------------------------                      -----------------------------


AURORA OVERSEAS CAPITAL
PARTNERS L.P.

By:  Aurora Overseas Advisors, Ltd.,
     its general partner

By: /s/ RICHARD K. ROEDER                         March 1, 1999
   --------------------------------------
        Richard K. Roeder, Director


AURORA ADVISORS, INC.

By: /s/ RICHARD K. ROEDER                         March 1, 1999
   --------------------------------------
     Richard K. Roeder, Vice President


AURORA OVERSEAS ADVISORS, LTD.

By: /s/ RICHARD K. ROEDER                         March 1, 1999
   --------------------------------------
        Richard K. Roeder, Director


           /s/ RICHARD R. CROWELL                 March 1, 1999
-----------------------------------------
            RICHARD R. CROWELL


           /s/ RICHARD K. ROEDER                  March 1, 1999
-----------------------------------------
            RICHARD K. ROEDER


           /s/ GERALD L. PARSKY                   March 1, 1999
-----------------------------------------
           GERALD L. PARSKY

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 24 of 32 Pages
-----------------------------                      -----------------------------

GENERAL ELECTRIC PENSION TRUST

By: General Electric Investment Corporation,
    its Investment Manager

   /s/ MICHAEL M. PASTORE                         March 1, 1999
   ---------------------------------------
   Michael M. Pastore, Vice President



GENERAL ELECTRIC INVESTMENT CORPORATION

By: /s/ MICHAEL M. PASTORE                        March 1, 1999
   ---------------------------------------
   Michael M. Pastore, Vice President



GENERAL ELECTRIC COMPANY

By: /s/ JOHN H. MYERS                             March 1, 1999
   ---------------------------------------
   John H. Myers, Vice President

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 25 of 32 Pages
-----------------------------                      -----------------------------


                                  SCHEDULE A

                   AURORA ADVISORS, INC. EXECUTIVE OFFICERS

The business address of each of the persons listed below is Aurora Capital Partners L.P., 1800 Century Park East, Suite 1000, Los Angeles, California 90067.

OFFICERS                     POSITIONS
Gerald L. Parsky             Chairman of the Board and managing director of ACP

Richard K. Roeder            Vice President and Assistant Secretary and
                             managing director of ACP

Richard R. Crowell           Vice President and Secretary and
                             managing director of ACP

Frederick J. Elsea, III      Chief Financial Officer and Chief Financial Officer of ACP

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 26 of 32 Pages
-----------------------------                      -----------------------------


                                    SCHEDULE B

                    GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

     The business address of each of the persons listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

     The names and principal occupations of the Officers of General Electric Company are as follows:


OFFICERS                  POSITION(S)
J.F. Welch, Jr.           Chairman of the Board and Chief Executive Officer

P.D. Ameen                Vice President and Comptroller

J.R. Bunt                 Vice President and Treasurer

D.L. Calhoun              Senior Vice President - GE Lighting

W.J. Conaty               Senior Vice President - Human Resources

D.M. Cote                 Senior Vice President - GE Appliances

D.D. Dammerman            Vice Chairman of the Board and Executive
                          Officer, Chairman and Chief Executive Officer,
                          General Electric Capital Services, Inc.

L.S. Edelheit             Senior Vice President - Corporate Research and Development

B.W. Heineman, Jr.        Senior Vice President - General Counsel and Secretary

J.R. Immelt               Senior Vice President - GE Medical Systems

G.S. Malm                 Senior Vice President - Asia

W.J. McNerney, Jr.        Senior Vice President - GE Aircraft Engines

E.F. Murphy               Vice Chairman of the Board and Executive Officer

R.L. Nardelli             Senior Vice President - GE Power Systems

R.W. Nelson               Vice President - Corporate Financial Planning and Analysis

J.D. Opie                 Vice Chairman of the Board and Executive Officer

G.M. Reiner               Senior Vice President - Chief Information Officer

J.G. Rice                 Vice President - GE Transportation Systems

G.L. Rogers               Senior Vice President - GE Plastics

K.S. Sherin               Senior Vice President-Finance and
                          Chief Financial Officer

L.G. Trotter              Senior Vice President - GE Industrial Systems


-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 27 of 32 Pages
-----------------------------                      -----------------------------


                                    CITIZENSHIP
                             (other than United States)

G.S. Malm                 Sweden


     The names, business addresses and principal occupations of Directors of General Electric Company are as follows:


J.I. Cash, Jr.       Professor of Business Administration-     Harvard Business School
                     Graduate School of Business               Baker Library 187
                     Administration, Harvard University        Soldiers Field
                                                               Boston, MA 02163

S.S. Cathcart        Retired Chairman, Illinois Tool Works     222 Wisconsin Avenue
                                                               Suite 103
                                                               Lake Forest, Il 60045

D.D. Dammerman       Vice Chairman of the Board and Executive  General Electric Company
                     Officer, General Electric Company;        3135 Easton Turnpike
                     Chairman and Chief Executive Officer,     Fairfield, CT 06431
                     General Electric Capital Services, Inc.

P. Fresco            Chairman of the Board, Fiat SpA           Fiat SpA
                                                               via Nizza 250
                                                               10126 Torino, Italy

C.X. Gonzalez        Chairman of the Board and Chief           Kimberly-Clark de Mexico
                     Executive Officer, Kimberly-Clark         S.A. de C.V.
                     de Mexico, S.A. de C.V.                   Jose Luis Lagrange 103
                                                               Tercero Piso
                                                               Colonia Los Morales
                                                               Mexico, D.F. 11510, Mexico

Andrea Jung          President and Chief Operating Officer,    Avon Products, Inc.
                     Avon Products, Inc.                       1345 Avenue of the Americas
                                                               New York, NY 10105

G.G. Michelson       Former Member of the Board of Directors,  Federated Department Stores
                     Federated Department Stores               151 West 34th Street
                                                               New York, NY 10001

E.F. Murphy          Vice Chairman of the Board and            General Electric Company
                     Executive Officer, General Electric       3135 Easton Turnpike
                     Company                                   Fairfield, CT 06431

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 28 of 32 Pages
-----------------------------                      -----------------------------


S. Nunn              Partner, King & Spalding                  King & Spalding
                                                               191 Peachtree Street, N.E.
                                                               Atlanta, Georgia 30303

J.D. Opie            Vice Chairman of the Board and            General Electric Company
                     Executive Officer, General Electric       3135 Easton Turnpike
                     Company                                   Fairfield, CT 06431

R.S. Penske          Chairman of the Board and President,      Penske Corporation
                     Penske Corporation                        13400 Outer Drive, West
                                                               Detroit, MI 48239-4001

F.H.T. Rhodes        President Emeritus, Cornell University    Cornell University
                                                               3104 Snee Building
                                                               Ithaca, NY 14853

A.C. Sigler          Retired Chairman of the Board and CEO     Champion International Corporation
                     and former Director, Champion             1 Champion Plaza
                     International Corporation                 Stamford, CT 06921

D.A. Warner III      Chairman of the Board, President, and     J.P. Morgan & Co., Inc.
                     Chief Executive Officer, J.P. Morgan      & Morgan Guaranty Trust Co.
                     & Co. Incorporated and Morgan Guaranty    60 Wall Street
                     Trust Company                             New York, NY 10260

J.F. Welch, Jr.      Chairman of the Board and Chief           General Electric Company
                     Executive Officer, General Electric       3135 Easton Turnpike
                     Company                                   Fairfield, CT 06431

                                    CITIZENSHIP
                             (other than United States)



C.X. Gonzalez             Mexico

P. Fresco                 Italy

Andrea Jung               Canada

-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 29 of 32 Pages
-----------------------------                      -----------------------------


                         GENERAL ELECTRIC PENSION TRUST

     The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

     The names and principal occupations of each of the Trustees of the General Electric Pension Trust are as follows:

Eugene K. Bolton                   Executive Vice President of GEIC and GEIM

Michael J. Cosgrove                Executive Vice President of GEIC and GEIM

John H. Myers                      Vice President of General Electric Company,
                                   Chairman of the Board and President of GEIC
                                   and GEIM

Ralph R. Layman                    Executive Vice President of GEIC and GEIM

Alan M. Lewis                      Executive Vice President, General Counsel
                                   and Secretary of GEIC and GEIM

Robert A. MacDougall               Executive Vice President of GEIC and GEIM

Thomas J. Szkutak                  Executive Vice President-Finance and
                                   Administration of GEIC and Executive Vice
                                   President-Chief Financial Officer of GEIM

Donald W. Torey                    Executive Vice President of GEIC and GEIM


-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 30 of 32 Pages
-----------------------------                      -----------------------------


                   GENERAL ELECTRIC INVESTMENT CORPORATION

     The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

     The names and principal occupations of the Officers of General Electric Investment Corporation are as follows:

John H. Myers                  Chairman of the Board and President

Eugene K. Bolton               Executive Vice President

Michael J. Cosgrove            Executive Vice President

Ralph R. Layman                Executive Vice President

Alan M. Lewis                  Executive Vice President, General Counsel
                               and Secretary

Robert A. MacDougall           Executive Vice President

Geoffrey R. Norman             Executive Vice President

Thomas J. Szkutak              Executive Vice President - Chief Financial
                               Officer

Donald W. Torey                Executive Vice President

Peter J. Hathaway              Senior Vice President - Equity Portfolios

Elaine G. Harris               Senior Vice President - Equity Portfolios

Paul C. Reinhardt              Senior Vice President - Equity Portfolios

Christopher W. Smith           Senior Vice President - Equity Investments

David B. Carlson               Senior Vice President - Equity Portfolios

Christopher D. Brown           Senior Vice President - Equity Portfolios

Richard L. Sanderson           Senior Vice President - Equity Research

Robert R. Kaelin               Senior Vice President - Municipal Bonds

Philip A. Riordan              Senior Vice President - Real Estate

Judith A. Studer               Senior Vice President - International Equity Portfolios

Brian Hopkinson                Senior Vice President - International Equity Portfolios

Michael J. Caufield            Senior Vice President - Municipal Bonds

James M. Mara                  Senior Vice President - International Private Equities

Makoto F. Sumino               Vice President - International Equity Portfolios

Daniel J. Barker               Vice President - International Equity Portfolios

Michael J. Solecki             Vice President - International Equity Portfolios

Daizo Motoyoshi                Vice President - International Equity Portfolios

Damian J. Maroun               Vice President - Equity Trading


-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 31 of 32 Pages
-----------------------------                      -----------------------------


Gerald L. Igou                 Vice President - Equity Investments

Tara K. Holbrook               Vice President - Equity Investments

Ralph E. Whitman               Vice President - Equity Investments

Jane E. Hackney                Vice President - Equity Investments

Mark A. Mitchell               Vice President - Equity Investments

John H. Schaetzl               Vice President - Domestic Equities

Anthony J. Sirabella           Vice President - Information Technology

Jeffrey A. Groh                Vice President - Operations

William R. Wright              Vice President - Fixed Income

David J. Beck                  Vice President - Fixed Income

Robert W. Aufiero              Vice President - Fixed Income

Kathleen S. Brooks             Vice President - Fixed Income

William M. Healey              Vice President - Fixed Income

T. Brent Jones                 Vice President - Fixed Income

Stella V. Lou                  Vice President - Municipal Bonds

Michael A. Sullivan            Vice President - Municipal Bonds

Susan M. Courtney              Vice President - Municipal Bonds

David W. Wiederecht            Vice President - Private Equities

Wolfe H. Bragin                Vice President - Private Equities

Andreas T. Hildebrand          Vice President - Private Equities

Patrick J. McNeela             Vice President - Private Equities

Anthony J. Mariani             Vice President - Private Equities

B. Bradford Barrett            Vice President - Real Estate

Robert P. Gigliotti            Vice President - Real Estate

Preston R. Sargent             Vice President - Real Estate

Jeanne M. LaPorta              Vice President - Associate General Counsel
                               and Assistant Secretary

Michael M. Pastore             Vice President - Associate General Counsel
                               and Assistant Secretary

Scott A. Silberstein           Vice President - Associate General Counsel
                               and Assistant Secretary


-----------------------------                      -----------------------------
CUSIP No.     008318 10 7              13D                   Page 32 of 32 Pages
-----------------------------                      -----------------------------

Matthew J. Simpson             Vice President - Associate General Counsel
                               and Assistant Secretary

Marc R. Bryant                 Vice President - Associate General Counsel
                               and Assistant Secretary

Michael J. Strone              Vice President - Associate General Counsel
                               and Assistant Secretary

Robert J. Zalucki              Vice President-Tax Counsel


     The names and principal occupations of the Directors of GEIC are as follows:

Eugene K. Bolton                  Executive Vice President of GEIC and GEIM
                                  and Trustee of GEPT

Michael J. Cosgrove               Executive Vice President of GEIC and GEIM
                                  and Trustee of GEPT

John H. Myers                     Vice President of General Electric Company,
                                  Chairman of the Board and President of GEIC
                                  and GEIM and Trustee of GEPT

Ralph R. Layman                   Executive Vice President of GEIC and GEIM
                                  and Trustee of GEPT

Alan M. Lewis                     Executive Vice President, General Counsel
                                  and Secretary of GEIC and GEIM and Trustee of
                                  GEPT

Robert A. MacDougall              Executive Vice President of GEIC and GEIM
                                  and Trustee of GEPT

Geoffrey R. Norman                Executive Vice President of GEIC and GEIM

Thomas J. Szkutak                 Executive Vice President-Finance and
                                  Administration of GEIC and Executive Vice
                                  President-Chief Financial Officer of GEIM
                                  and Trustee of GEPT

Donald W. Torey                   Executive Vice President of GEIC and GEIM
                                  and Trustee of GEPT
